SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-10777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ambac Assurance Corporation

Savings Incentive Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ambac Financial Group, Inc.

One State Street Plaza

New York, New York 10004

Ambac Assurance Corporation

Savings Incentive Plan

INDEX

Report of Independent Registered Public Accounting Firm

The Administrator

Ambac Assurance Corporation Savings Incentive Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ambac Assurance Corporation Savings Incentive Plan (the Plan), formerly known as the Ambac Financial Group, Inc. Savings Incentive Plan, as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the financial statements, Ambac Financial Group, Inc., the Plan’s original sponsor (Ambac Financial), filed for relief under Chapter 11 of the United States Bankruptcy Code. Additionally, the significant deterioration of the guaranteed portfolio coupled with the inability to write new financial guarantees has adversely impacted the business, results of operations and financial condition of Ambac Financial’s operating subsidiary, Ambac Assurance Corporation, the Plan’s current sponsor, that raise substantial doubt about the Plan sponsor’s ability to continue as a going concern.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 and the supplemental Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

July 14, 2011

Ambac Assurance Corporation

Savings Incentive Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value (see note 3):
Ambac Financial Group, Inc. Stock Fund	$—	$757,054
Mutual funds	66,526,175	63,642,260

Total investments	66,526,175	64,399,314

Loans receivable from participants	850,648	793,438

Receivables:
Employer contributions receivable	86,499	2,630,787
Participant contributions receivable	32,727	109,307

Total receivables	119,226	2,740,094

Net assets available for plan benefits	$67,496,049	$67,932,846

See accompanying notes to financial statements

Ambac Assurance Corporation

Savings Incentive Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2010 and 2009

	2010	2009
Investment Income:
Dividends	$1,284,506	$1,331,065
Net appreciation in fair value of investments	5,245,697	8,854,512

Total net investment income	6,530,203	10,185,577

Interest income on loans receivable from participants	43,924	48,008

Contributions:
Employer contributions	1,213,884	4,433,593
Participant contributions	2,513,558	3,086,559
Rollovers	146,509	141,673

Total contributions and other additions	3,873,951	7,661,825

Total additions	10,448,078	17,895,410

Deductions from net assets attributed to:
Benefit payments	10,883,710	7,526,875
Administrative expenses	1,165	1,500

Total deductions	10,884,875	7,528,375

Net (decrease) increase in net assets available for plan benefits	(436,797)	10,367,035

Net assets available for plan benefits:
Beginning of year	67,932,846	57,565,811

End of year	$67,496,049	$67,932,846

See accompanying notes to financial statements

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description of the Ambac Assurance Corporation Savings Incentive Plan (the “Plan”), formerly known as the Ambac Financial Group, Inc. Savings Incentive Plan, provides only general information. Participants should refer to the Summary Plan Description or Plan document for more complete information of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of Ambac Assurance Corporation (“Ambac Assurance”), its subsidiaries and affiliates (collectively referred to as “Ambac”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (“Code”). Ambac Assurance is a wholly-owned subsidiary of Ambac Financial Group, Inc., (“Ambac Financial”). On November 8, 2010, Ambac Financial filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”). Management of Ambac does not expect the Chapter 11 filing to have any immediate impact on the Plan. The assets of the Plan are managed by an affiliate of Vanguard Fiduciary Trust Company (“Vanguard”), who serves as trustee of the Plan.

The Plan is a program designed to encourage long-term savings by eligible employees of Ambac. These savings are achieved through a systematic program of salary deferrals. The employee’s salary is reduced by the amount elected to be saved on a pre-tax basis. The pre-tax “deferred” part of the employee’s salary is not taxable to the employee until distribution, unless such distribution is to another eligible retirement plan.

On November 5, 2010, the Plan’s sponsorship was transferred from Ambac Financial to Ambac Assurance. All Plan participants under the previous sponsorship were transferred over to the current sponsorship. The significant deterioration of Ambac’s guaranteed portfolio coupled with the inability to write new financial guarantees has adversely impacted the business, results of operations and financial condition of Ambac Assurance. Such factors raise substantial doubt about Ambac Financial’s and Ambac Assurance’s ability to continue as a going concern. Management of Ambac expects to be able to administer the Plan for the foreseeable future.

(b)	Eligibility and Participation

All employees of Ambac who have completed at least six months of service in which the employee is credited with at least 500 hours of service are eligible to participate in the Plan. An enrollment packet is provided in advance of the earliest

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

date on which an employee may elect to begin participation in the Plan. Once an employee completes the Plan’s service requirement, the employee’s account is credited from the service date forward, with the eligible matching contribution. Any discretionary profit–sharing contributions may be made at the discretion of Ambac as discussed in Note 1(c). An employee must, however, make an affirmative election to make pre-tax contributions and may elect to make catch-up contributions, when eligible.

(c)	Contributions

Each current employee participant in the Plan may direct Ambac to defer on a pre-tax basis a certain percentage of his or her compensation. Employee contributions are accrued when deducted from employee pay and are invested after receipt by the trustee. Eligible participants age 50 or over may also elect additional catch-up contributions subject to the dollar limits in the Code. These catch-up contributions are not matched by Ambac. Employees may contribute to the Plan up to 20% of base compensation. Under the Code, the maximum allowable pre-tax contributions and catch-up contributions for participants is $16,500 and $5,500 for both 2010 and 2009, respectively. If a participant elected to make a pre-tax salary deferral to the Plan for 2010, the participant will receive an employer matching contribution equal to (i) $1.00 for every dollar they contribute to a maximum of 3% of their base compensation for each payroll period and (ii) 50% of every dollar they contribute, up to an additional 2% of their base compensation for each payroll period. Under the Plan, base compensation is limited as required by the Code. The limit in 2010 is $245,000 and may be increased in future years to adjust for the increased cost of living.

Prior to January 1, 2010, Ambac may have made a discretionary profit sharing contribution equal to an amount determined by Ambac, in its sole discretion, for the taxable year with or within which the applicable Plan year ended. Effective January 1, 2010, the Plan was amended to provide that the sponsor will make no basic or supplemental profit sharing contributions. Ambac made contributions of $0 and $2,563,990 for 2010 and 2009, respectively, for its basic and supplemental profit sharing contribution in each respective year. No discretionary profit sharing contributions were made for Plan year 2010 or 2009. All contributions are invested as directed by the participant.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) Ambac’s contributions, and (b) Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. A participant’s earnings or losses are based upon the return of the participant’s chosen investments.

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

(e)	Vesting

Participants are immediately vested in all contributions plus actual earnings or losses thereon.

(f)	Payments of Benefits

On termination of employment, retirement, total and permanent disability, or death, a participant or participant’s beneficiary may elect to receive an immediate lump-sum amount equal to the value of his or her account, have the Plan distribute the account balance to another eligible retirement plan in a direct rollover, or may elect to defer receipt of such lump sum payment until such participant attains the age of 70  1/2. If the participant’s account balance does not exceed $1,000, an immediate lump sum payment is made. If the participant’s amount is greater than $1,000 but does not exceed $5,000, the account will be distributed in a direct rollover to an individual retirement plan established by Vanguard, unless the participant elects that such amount be distributed as a lump sum distribution or to an eligible retirement plan of their choice.

After the participant has withdrawn their after-tax contributions (after-tax contributions have not been permitted since January 1, 1999), if any, obtained all loans from the Plan they are entitled to receive, and satisfied the requirements for a financial hardship withdrawal, the participant may withdraw the portion of their pre-tax contributions (but not earnings thereon) that is necessary to satisfy the participant’s immediate financial hardship requirements.

(g)	Loans Receivable from Participants

Participants may borrow, subject to limitations relative to prior loans, up to one-half of their account balances, but not to exceed $50,000. The minimum loan amount is $500. The loan will bear a fixed rate of interest as determined by the Plan Administrative Committee, which for 2010 and 2009 was equal to the federal funds rate plus 1%. Participants may have up to three outstanding loans at any one time. Repayment of the loan shall be made through payroll deductions over a term not to exceed five years. However, if the loan is used to acquire a principal residence, the term of the loan may be for up to 15 years. All outstanding loans shall be due and payable at the time of any distribution of all or any portion of the value of a participant’s account. There were 73 participant loans outstanding at December 31, 2010 with interest rates ranging from 3.25% – 9.50% and with maturities through 2025. There were 70 participant loans outstanding at December 31, 2009 with interest rates ranging from 3.25% – 9.50% and with maturities through 2022.

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosures of contingent assets and liabilities at the dates of the financial statements. These estimates and assumptions are based on management’s best estimate and judgment. Management evaluates the estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results may differ from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the Plan’s investment in mutual funds are obtained from a quoted market price in an active market. The Ambac Financial Group, Inc. Stock Fund (the “Stock Fund”) was valued at its year-end unit closing price at December 31, 2009. On November 2, 2010, in light of Ambac Financial’s financial condition, the Compensation Committee of the Board of Directors of Ambac Financial approved amendments to the Plan, one of which was to amend the Plan to remove the requirement that the Stock Fund be offered as an investment alternative under the Plan. All proceeds resulting from the sale of securities held in the Stock Fund was allocated to the Vanguard Prime Money Market Fund. The Stock Fund consisted of Ambac Financial Group, Inc. common stock as well as small amounts of cash.

Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The net appreciation in fair value of investments includes the net change in the unrealized appreciation or depreciation in assets and any realized gains and losses on investments sold during the period.

(c)	Plan Expenses

The Plan pays administrative, accounting, legal and investment advisory expenses to the extent not paid by Ambac.

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Loans Receivable from Participants

Loans receivable from participants are stated at the outstanding principal balance of the loan plus any accrued but unpaid interest.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Risks and Uncertainties

The Plan offers a number of investment options by including a variety of mutual funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all fund elections. Additionally, the investments within each fund election are further diversified into varied financial instruments, with the exception of the Stock Fund, which had invested entirely in the securities of a single issuer.

The Plan’s investments include mutual funds that may indirectly invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity and related income of these securities is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(g)	Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (“ASU 2010-06”). This update requires: (a) separate disclosures for significant transfers between Level 1 and Level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within Level 3; (c) the use of judgment in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for the Plan as of

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

December 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for the Plan beginning after December 31, 2010. The Plan adopted ASU 2010-06 for the year ended December 31, 2010 except for the provisions that are not effective until the year ended December 31, 2011. The Plan is currently evaluating the impact of the provisions of ASU 2010-06 that are not effective until the year ended December 31, 2011 on its financial statements. Plan’s management does not believe the adoption of this guidance has or will have a material impact on the Plan’s net assets or changes in net assets available for Plan benefits.

In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. This guidance, which was effective for the Plan as of December 31, 2010, requires that participant loans be classified as loans receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The adoption of this guidance, which was applied retrospectively to all prior periods presented, did not have a material impact on the Plan’s net assets or changes in net assets available for Plan benefits.

(h)	Reclassifications

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 presentation.

(3)	Investments

The following investments represent 5 percent or more of the Plan’s net assets.

	2010	2009
Vanguard Prime Money Market Mutual Fund	$9,369,915	$10,267,980
Vanguard 500 Index Mutual Fund	7,672,598	6,936,472
Vanguard International Growth Mutual Fund	7,536,067	7,194,270
Vanguard Growth & Income Mutual Fund	5,165,976	4,922,963
Vanguard Windsor II Mutual Fund	4,550,963	4,517,841
Vanguard Explorer Mutual Fund	3,705,958	3,582,857

The net appreciation (depreciation) of investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2010 and 2009 is as follows:

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

	2010	2009
Ambac Financial Stock Fund	$(399,848)	$(438,884)
Mutual Funds	5,645,545	9,293,396

Total	$5,245,697	$8,854,512

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 requires Plan management to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The three levels of the fair value hierarchy are as follows:

Level 1	Fair value is based on quoted prices for identical instruments traded in active markets. The fair value of all Plan investments are obtained from a quoted market price in active markets and are classified as Level 1.

Level 2	Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities and other market observable inputs. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, non-binding broker quotes (when pricing service information is not available) or through the use of valuation methodologies using observable market inputs. If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the assumptions market participants would use in pricing the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2010 and 2009, respectively.

The following tables provides the level of valuation assumptions used to determine the carrying value of the Plan’s assets which are measured at fair value on a recurring basis at December 31, 2010 and 2009, respectively:

2010:	Level 1	Level 2	Level 3	Total
Mutual Funds:
Short-Term Reserves	$9,369,915	$—	$—	$9,369,915
Bond Funds	13,353,395	—	—	13,353,395
Balanced Funds	8,318,106	—	—	8,318,106
Domestic Stock Funds	25,166,001	—	—	25,166,001
International Stock Funds	8,308,903	—	—	8,308,903
Specialty Stock Funds	2,009,855	—	—	2,009,855

Total Mutual Funds	66,526,175	—	—	66,526,175

Total investments at fair value	$66,526,175	$—	$—	$66,526,175

2009:	Level 1	Level 2	Level 3	Total
Ambac Financial Group, Inc. Stock Fund	$757,054	$—	$—	$757,054

Mutual Funds:
Short-Term Reserves	10,267,980	—	—	10,267,980
Bond Funds	12,830,694	—	—	12,830,694
Balanced Funds	7,628,374	—	—	7,628,374
Domestic Stock Funds	23,682,403	—	—	23,682,403
International Stock Funds	7,817,022	—	—	7,817,022
Specialty Stock Funds	1,415,787	—	—	1,415,787

Total Mutual Funds	63,642,260	—	—	63,642,260

Total investments at fair value	$64,399,314	$—	$—	$64,399,314

(4)	Income Tax Status

The Internal Revenue Service has determined and informed Ambac by a letter dated December 7, 2007 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

During the past several years, nonexempt transactions have been identified due to the delinquent remittances of participant contributions. These operational issues have been subsequently corrected and management has taken action to improve controls in this area.

(5)	Plan Termination

Although Ambac has not expressed any intention to do so, Ambac has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations, generally to provide benefits, after all expenses, to the participants and beneficiaries of the Plan.

(6)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(7)	Commitments and Contingencies

Karthikeyan V. Veera v. Ambac Financial Group, Inc. et al., (United States District Court for the Southern District of New York, Case No. 10 CV 4191, filed on or about May 24, 2010, and amended on September 7, 2010). Plaintiff, a former employee and participant in Ambac’s Plan asserts violations of ERISA and names as defendants the Plan Administrative Committee, the Plan Investment Committee, the Compensation Committee of the Board of Directors of Ambac Financial, and a number of current and former officers of Ambac Financial. The Plan is not named as a defendant in this action. This action is purportedly brought on behalf of all persons, excluding defendants and their immediate families, who were participants in the Plan from October 1, 2006 through July 2, 2008 and whose Plan accounts included an investment in Ambac Financial’s common stock. The complaint alleges, among other things, breaches of fiduciary duties by defendants in respect of the continued offering of Ambac Financial’s common stock as an investment option for the Plan and the failure to provide complete and accurate information to Plan participants regarding Ambac Financial’s financial condition. This ERISA action seeks, among other things, compensatory damages, a constructive trust for amounts by which the fiduciaries allegedly benefited as a result of their breaches, and attorneys’ fees. On October 20, 2010, all of the defendants named in the amended complaint moved to dismiss all of the claims in the amended complaint. In an Opinion and Order issued January 6, 2011, the Court denied the motion to dismiss, but held that the defendants had

Ambac Assurance Corporation

Savings Incentive Plan

Notes to Financial Statements

December 31, 2010 and 2009

no “affirmative duty under ERISA to disclose information about Ambac Financial’s financial condition to plan participants.” On January 18, 2011, Ambac Financial filed an adversary complaint in the Bankruptcy Court against Plaintiff, seeking declaratory relief to confirm the applicability of the automatic stay under Bankruptcy Code section 362(a) to Plaintiff’s claims or, alternatively, for injunctive relief under section 105(a) of the Bankruptcy Code to preclude Plaintiff from prosecuting his claims pending the effective date of a Chapter 11 plan or further order of the Bankruptcy Court. On February 11, 2011, Ambac Financial filed a motion in the adversary proceeding for summary judgment declaring that the protections of the automatic stay apply or should be extended to the claims in the ERISA action and for injunctive relief. Following a hearing on Ambac Financial’s motion on March 4, 2011, the Bankruptcy Court entered an order granting Ambac Financial’s motion, holding that the automatic stay applied to the ERISA action, but also granted Plaintiff relief from the stay to pursue limited discovery during the extended exclusivity period in Ambac Financial’s Chapter 11 case. Ambac Assurance does not believe that the ultimate resolution of this claim will have a material effect on the Plan’s financial statements.

Ambac Assurance Corporation

Savings Incentive Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue	Description and Number of Shares	Current Value
* Vanguard Prime Money Market Mutual Fund	Mutual Fund; 9,369,915 shares	$9,369,915
* Vanguard 500 Index Mutual Fund	Mutual Fund; 66,246 shares	7,672,598
* Vanguard International Growth Mutual Fund	Mutual Fund; 389,662 shares	7,536,067
* Vanguard Growth & Income Mutual Fund	Mutual Fund; 196,201 shares	5,165,976
* Vanguard Windsor II Mutual Fund	Mutual Fund; 177,287 shares	4,550,963
* Vanguard Explorer Mutual Fund	Mutual Fund; 50,836 shares	3,705,958
* Vanguard Total Bond Market Index Mutual Fund	Mutual Fund; 309,600 shares	3,281,756
* Vanguard Long-Term Investment Grade	Mutual Fund; 349,756 shares	3,266,720
* Vanguard Inflation-Protected Securities Mutual Fund	Mutual Fund; 221,806 shares	2,883,483
* Vanguard GNMA Mutual Fund	Mutual Fund; 249,659 shares	2,681,334
* Vanguard Wellington Mutual Fund	Mutual Fund; 73,212 shares	2,276,887
* Vanguard REIT Index Mutual Fund	Mutual Fund; 109,350 shares	2,009,855
* Vanguard Morgan Growth Investment Mutual Fund	Mutual Fund; 103,516 shares	1,866,390
* Vanguard U.S. Growth Mutual Fund	Mutual Fund; 98,951 shares	1,805,851
* Vanguard Short-term Bond Index Mutual Fund	Mutual Fund; 117,545 shares	1,240,102
* Vanguard Target Retirement 2020 Mutual Fund	Mutual Fund; 52,580 shares	1,162,014
* Vanguard Target Retirement 2025 Mutual Fund	Mutual Fund; 80,269 shares	1,012,999
* Vanguard Target Retirement 2030 Mutual Fund	Mutual Fund; 35,922 shares	778,786
* Vanguard International Value Mutual Fund	Mutual Fund; 24,031 shares	772,836
* Vanguard Target Retirement 2015 Mutual Fund	Mutual Fund; 57,193 shares	710,341
* Vanguard Target Retirement 2040 Mutual Fund	Mutual Fund; 29,163 shares	627,014
* Vanguard LifeStrategy Growth Mutual Fund	Mutual Fund; 22,762 shares	502,129
* Vanguard Calvert Social Index Mutual Fund	Mutual Fund; 52,681 shares	398,265
* Vanguard Target Retirement 2035 Mutual Fund	Mutual Fund; 24,690 shares	323,196
* Vanguard Target Retirement 2005 Mutual Fund	Mutual Fund; 19,599 shares	229,895
* Vanguard LifeStrategy Moderate Growth Mutual Fund	Mutual Fund; 9,700 shares	189,826
* Vanguard Target Retirement 2045 Mutual Fund	Mutual Fund; 11,241 shares	151,759
* Vanguard Target Retirement Income Mutual Fund	Mutual Fund; 7,445 shares	83,978
* Vanguard LifeStrategy Income Mutual Fund	Mutual Fund; 5,323 shares	74,847
* Vanguard LifeStrategy Conservative Growth Mutual Fund	Mutual Fund; 4,287 shares	70,136
* Vanguard Target Retirement 2010 Mutual Fund	Mutual Fund; 2,959 shares	66,023
* Vanguard Target Retirement 2050 Mutual Fund	Mutual Fund; 2,723 shares	58,276

Total Mutual Funds		66,526,175

* Loans receivable from participants (1)	73 participants loans (Interest rate range 3.25% to 9.50% and maturities through 2025).	850,648

Total Investments and Participant Loans (Held at End of Year)		$67,376,823

* party-in-interest as defined by ERISA

(1) dollar amount represents unpaid principal plus accrued and unpaid interest
See accompanying Report of Independent Registered Public Accounting Firm

Ambac Assurance Corporation

Savings Incentive Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2010

		Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	Check Here if Late Participant Loan Repayments are included X
2005	$3,091,881.24	$—	$3,091,881.24	$—	$—
2006	3,369,984.17	—	3,369,984.17	—	—
2007	3,731,288.87	—	3,731,288.87	—	—
2008	3,594,875.87	—	3,594,875.87	—	—
2009	3,327,336.82	—	3,327,336.82	—	—
2010	2,841,857.72	—	2,841,857.72	—	—

	$19,957,224.69	$—	$19,957,224.69	$—	$—

During 2010, Plan management reevaluated the timeliness of remittances to the Plan and calculated lost interest of $72,025 due to the delinquent remittances of participant contributions. The lost interest was reimbursed to the Plan in July 2011. This amount is included in Employer Contributions in the 2010 Statement of Changes in Net Assets Available for Plan Benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ambac Assurance Corporation
Savings Incentive Plan

Dated: July 14, 2011	By:	/s/ Diana N. Adams
Diana N. Adams
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm.